Exhibit 3
FOR IMMEDIATE RELEASE
Contact: Susan Gordon: (212) 702-4309

CARL ICAHN RELEASES STATEMENT ON
AGREEMENT WITH FREEPORT-MCMORAN

New York, New York, October 7, 2015 – Today Carl C. Icahn released the following statement regarding Freeport-McMoRan Inc. (NYSE: FCX):

We have had a number of contacts with representatives of Freeport over the past few weeks and commend the board for adopting a number of our recommendations, such as reducing the number of directors to 11 and providing us with 2 representatives on the board, as well as representation on the board of Freeport's oil and gas subsidiary. We also believe that Freeport stockholders generally will benefit from our agreement, which restricts the ability of the company to implement a poison pill and permits our representatives to resign from the board at any time and be free of any restrictions. To preempt criticism that we were willing to accept only a small minority position on the board, I should point out that in many of the situations just over the last few years, where we accepted only small minority positions, shareholder value has been greatly enhanced. Several examples are Forest Labs, Hain Celestial, Hologic, Mentor Graphics, Take Two Interactive, Herbalife, eBay, etc., etc. I could go on, but I believe the point is made. I hope and believe that we will work with Freeport's board to enhance value as we have done with so many others in the past.

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